Filed Pursuant to Rule 433

Registration No. 333-132911

News

Merrill Lynch & Co., Inc.
World Headquarters
4 World Financial Center
New York, NY 10080

Release date: July 17, 2008
For information contact: Media Relations: Jessica Oppenheim (212) 449-2107 jessica_oppenheim@ml.com	Investor Relations: Sara Furber (866) 607-1234 investor_relations@ml.com

MERRILL LYNCH REPORTS SECOND QUARTER 2008

NET LOSS FROM CONTINUING OPERATIONS OF $4.6 BILLION

MERRILL LYNCH COMPLETES SALE OF BLOOMBERG AND

ANNOUNCES EXPECTED SALE OF FINANCIAL DATA SERVICES IN

DEALS VALUED AT APPROXIMATELY $8 BILLION IN

AGGREGATE

NEW YORK, July 17 – Merrill Lynch (NYSE: MER) today reported a net loss from continuing operations for the second quarter of 2008 of $4.6 billion, or $4.95 per diluted share, compared to net earnings from continuing operations of $2.0 billion, or $2.10 per diluted share, for the second quarter of 2007. Merrill Lynch’s net loss for the second quarter of 2008 was $4.7 billion, or $4.97 per diluted share, compared to net earnings of $2.1 billion, or $2.24 per diluted share, for the year-ago quarter. Second quarter 2008 results included a restructuring charge of $445 million pre-tax ($286 million after-tax) arising from headcount reductions completed during the quarter.

Subsequent to the end of the second quarter, Merrill Lynch continues to enhance its capital position. Earlier today, Merrill Lynch completed the sale of its 20% ownership stake in Bloomberg, L.P. to Bloomberg Inc., for $4.425 billion, and as part of this transaction has entered into a long-term service agreement. Merrill Lynch is also in negotiations and has signed a non-binding letter of intent to sell a controlling interest in Financial Data Services, Inc. (FDS), based on an enterprise value for FDS in excess of $3.5 billion. FDS is currently a wholly-owned subsidiary of Merrill Lynch and is a provider of administrative functions for mutual funds, retail banking products and other services within Global Wealth Management (GWM). Merrill Lynch has provided Bloomberg Inc. with debt financing and intends to provide debt financing for the FDS transaction on a commercially reasonable basis.

Amidst a challenging market environment, Merrill Lynch’s core businesses continued to perform well; however, second quarter 2008 net revenues were negative $2.1 billion, compared with positive $9.5 billion in the prior-year period. The revenue decline was driven by net losses totaling $3.5 billion related to U.S. super senior ABS CDOs(1) and credit valuation adjustments of negative $2.9 billion related to hedges with financial guarantors, about half of which related to U.S. super senior ABS CDOs. Other significant net losses included $1.7 billion in the investment portfolio of Merrill Lynch’s U.S. banks, as well as $1.3 billion from certain residential mortgage exposures. Active efforts to reduce risk through asset sales combined with these net losses, resulted in meaningful exposure reductions for many of these asset classes.

Net revenues for the second quarter were $7.5 billion, excluding these net losses, credit valuation adjustments and a $91 million net benefit related to credit spread widening on Merrill Lynch’s long-term debt liabilities. On a comparable basis, these revenues were down 21% from the prior-year period but up slightly from the first quarter of 2008, reflecting the strength and stability of the firm’s core franchise. (2)

The net loss from continuing operations for the first six months of 2008 was $6.6 billion, or $7.17 per diluted share, compared with net earnings from continuing operations of $4.0 billion, or $4.22 per diluted share, in the prior-year period. The first half 2008 net loss and loss per diluted share were $6.6 billion and $7.18, respectively, compared to net earnings of $4.3 billion, or $4.50 per diluted share, for the prior-year period. First half 2008 net revenues were $818 million compared to $19.1 billion in the prior-year period. Excluding the net losses, credit valuation adjustments and a $2.2 billion net benefit related to credit spread widening on Merrill Lynch’s long-term debt liabilities, first half 2008 net revenues were $14.9 billion, down 22% from the prior-year period. (2)

Second Quarter and First Half 2008 Highlights

•	Record first half revenues in Rates and Currencies and third-highest quarterly revenues

•	Record first half and quarterly revenues in Global Markets Financing and Services, demonstrating double-digit growth, both year-on-year and sequentially

•	Nearly 60% growth in Commodities quarterly revenues compared to the prior-year

•	Strong Investment Banking revenues of more than $1 billion for the quarter, where the firm ranked #3 globally for debt and equity origination fees (3)

(1)	ABS CDOs are defined as collateralized debt obligations comprised of asset-backed securities.
(2)	See Attachment VIII for a reconciliation of non-GAAP measures.
(3)	Source: Dealogic.

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•	Continued solid revenues in GWM, with recurring revenues greater than 70% of total net revenues, a near-record proportion (1)

•	Non-U.S. revenue growth of 13% sequentially during the quarter driven by strong performance in the Europe, Middle East and Africa (“EMEA”) region, up more than 30% (2)

•

Significant progress in balance sheet and risk reduction during the quarter, including reductions of 51% in U.S. Alt-A residential mortgages and 29% in U.S. sub-prime residential mortgage net exposures, 47% in leveraged finance, and 17% in commercial real estate net exposures, excluding First Republic Bank

•	Record excess liquidity pool of approximately $92 billion, up significantly from the first quarter of 2008

“Our core franchise continues to perform well despite the extremely challenging market environment,” said John A. Thain, chairman and chief executive officer. “Against this backdrop, we increased our excess liquidity pool to a record level of $92 billion and significantly reduced our exposures in key asset classes. Importantly, with the transactions we announced today, we are bolstering our capital base and continue to move forward on our risk management and strategic growth initiatives.”

Business Segment Review:

The $445 million pre-tax restructuring charge was recorded in the business segments as follows: $311 million in Global Markets and Investment Banking and $134 million in Global Wealth Management. The following discussion of business segment results excludes the impact of these restructuring expenses. A reconciliation of these segment results appears on Attachment III to this release.

Global Markets and Investment Banking (GMI)

GMI recorded net revenues of negative $5.3 billion and a pre-tax loss of $8.2 billion for the second quarter of 2008, as the challenging market environment resulted in net losses in Fixed Income, Currencies and Commodities (FICC), and lower net revenues in Equity Markets and Investment Banking compared to the prior-year period. GMI’s second quarter net revenues included a net benefit of $98 million (all of which was recorded in FICC) due to the impact of the widening of Merrill Lynch’s credit spreads on the carrying value of certain long-term debt liabilities.

(1)	Recurring revenues include fee-based revenues, net interest profit and Global Investment Management (GIM) revenues.
(2)	Ex-marks and fair value adjustments.

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•	Net revenues from GMI’s three major business lines were as follows:

•

FICC net revenues were negative $8.1 billion for the quarter, as strong revenues from Commodities, Rates and Currencies and Municipals were more than offset by net losses related to U.S. super senior ABS CDOs, credit valuation adjustments related to hedges with financial guarantors, and net losses related to the investment securities portfolio of Merrill Lynch’s U.S. banks and certain residential mortgage-related exposures. To a lesser extent, FICC revenues were also impacted by net losses related to leveraged finance exposures. Net revenues for most other FICC businesses declined from the second quarter of 2007, as the environment for those businesses was materially worse than the year-ago quarter.

U.S. ABS CDOs:

At the end of the second quarter of 2008, net exposures to U.S. ABS CDOs were $4.5 billion, down from $6.7 billion at the end of the first quarter of 2008. The net exposure declined as net losses of $3.5 billion, and to a lesser extent asset sales and liquidations, were partially offset by the ineffectiveness of certain hedges. Please see Attachment VI for details related to these exposures.

Financial Guarantors:

During the second quarter of 2008, credit valuation adjustments related to the firm’s hedges with financial guarantors were negative $2.9 billion, including negative $1.4 billion related to U.S. super senior ABS CDOs.

The hedges with financial guarantors related to the U.S. super senior ABS CDOs (notional, net of gains prior to credit valuation adjustments) declined from $10.9 billion at the end of the first quarter 2008 to $9.6 billion at the end of the second quarter 2008. The net gains in the value of the hedges (reflective of value declines in the assets being hedged) were more than offset by credit valuation adjustments that reflected deterioration of the creditworthiness of the financial guarantors during the quarter. As a result, the carrying value of these hedges related to U.S. super senior ABS CDOs was $2.9 billion at quarter-end. Please see Attachment VI for details related to these hedges.

The carrying value of hedges with financial guarantors related to other asset classes outside of U.S. super senior ABS CDOs declined from $5.1 billion at the end of the first quarter to $3.6 billion at the end of the second quarter 2008.

Residential Mortgages:

Net exposures related to U.S. prime residential mortgages increased 10% to $33.7 billion during the quarter, as GWM’s First Republic Bank continued to originate mortgages for its high net worth client base. However, other residential mortgage-related exposures, including U.S. sub-prime, U.S. Alt-A and non-U.S. exposures, in aggregate, decreased 25% during the quarter. U.S. sub-prime mortgage-related exposures declined 29% to $1.0 billion, primarily due to $544 million in markdowns. Net exposures related to U.S. Alt-A residential mortgages declined 51% to $1.5 billion, due to sales of $1.1 billion and net losses of $549 million. Net exposures related to non-U.S. residential mortgages declined 15% to

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$7.4 billion due to the maturity of a warehouse lending facility, net write-downs of $229 million, paydowns of principal and sales of mortgage-backed securities. Please see Attachment VII for details related to these exposures.

U.S. Banks Investment Securities Portfolio:

Within the investment securities portfolio of Merrill Lynch’s U.S. banks, net pre-tax losses of approximately $1.7 billion were recognized through the statement of earnings during the second quarter of 2008. These net losses reflected the other than temporary impairment in the value of certain securities, primarily U.S. Alt-A residential mortgage-backed securities. The change in other comprehensive income / (loss) (OCI) during the quarter reflected the reversal of approximately $1.7 billion of pre-tax losses out of OCI, partially offset by an additional $979 million pre-tax loss recorded in OCI. At the end of the quarter, the cumulative pre-tax OCI balance in stockholders’ equity related to this portfolio was approximately negative $4.7 billion. Please see Attachment VII for details related to these exposures.

Leveraged Finance:

During the second quarter of 2008, leveraged finance commitments declined 47% to $7.5 billion, down from approximately $14.2 billion at the end of the first quarter, due almost entirely to sales and syndications. Net write-downs related to these exposures were $348 million during the quarter.

Commercial Real Estate:

Second quarter 2008 net exposures related to commercial real estate, excluding First Republic Bank, totaled approximately $14.9 billion, down 17% from the first quarter, due primarily to sales, particularly for whole loan/conduit exposures in the U.S. and EMEA. Net exposures related to First Republic Bank were $2.7 billion at the end of the second quarter, up 3% from the first quarter. Please see Attachment VII for details related to these exposures.

•

Equity Markets net revenues for the second quarter of 2008 declined 20% from the prior-year quarter to $1.7 billion. Global Markets Financing and Services revenues increased to a record level, up approximately 25% from the prior-year period, as the firm took advantage of opportunities to both add clients and increase average balances. Cash equity trading revenues were up slightly from the prior-year period. These increases were more than offset by net revenue declines from equity-linked trading and principal-related businesses, including private equity, which recorded a net loss of $184 million, down from positive revenues of $125 million in the prior-year quarter.

•

Investment Banking net revenues were $1.0 billion for the second quarter of 2008, down 28% from the record 2007 second quarter. Equity origination, debt origination and M&A advisory revenues all declined, reflecting significantly lower industry-wide deal volumes compared with the year-ago period. While origination revenues were lower, Merrill Lynch maintained strong positioning, ranking #3 in the global league table for fees from debt and equity origination, and recently advised on several industry-leading transactions, including the

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$18 billion acquisition of Rohm & Haas by Dow Chemical and the $13 billion acquisition of Norilsk Nickel by Rusal, and was a joint bookrunner in the $24 billion rights issue for Royal Bank of Scotland.

For the first half of 2008, GMI recorded a pre-tax loss of $12.3 billion on net revenues of negative $6.0 billion, due primarily to net losses in FICC that were partially offset by solid revenues in Equity Markets and Investment Banking. In addition, GMI recorded fair value adjustment benefits of approximately $2.2 billion (approximately $1.5 billion in FICC and $700 million in Equity Markets) due to the impact of the widening of Merrill Lynch’s credit spreads on the carrying value of certain long-term debt liabilities.

Global Wealth Management (GWM)

GWM generated solid net revenues for the second quarter of 2008 despite significant market declines, reflecting the stability of the client franchise and the significant proportion of recurring net revenues in GWM.

•

GWM’s second quarter 2008 net revenues were $3.4 billion, down 5% from the strong second quarter of 2007. The decrease in net revenues was primarily due to Global Investment Management (GIM), which accounted for more than half of the overall decline. The revenue decline, together with higher non-compensation expenses resulting from investment in FA workstations, international expansion, and GWM’s online capabilities, contributed to a 25% decline in GWM’s pre-tax earnings to $738 million. GWM’s pre-tax profit margin remains strong at 22.0%, although down from a record 27.5% in the prior-year period.

•	Net revenues from GWM’s major business lines were as follows:

•

Global Private Client (GPC) net revenues for the second quarter of 2008 were $3.2 billion, down 3% from the prior-year period. Compared with the second quarter of 2007, lower transaction and origination revenues, reflective of less client activity and origination activity in a challenging environment, were partially offset by an increase in fee-based revenues driven by asset-based fees. Net interest profit also rose, due largely to the inclusion of net revenues from First Republic, as did revenues from GWM’s franchise in all regions outside the U.S.

•

GIM’s second quarter 2008 net revenues were $193 million, a decline of 37% from the second quarter of 2007, due largely to lower revenues from investments in alternative investment management companies. This drop in revenue resulted in a 2.5 percentage point decline in GWM’s pre-tax profit margin.

•

Financial Advisor (FA) headcount was 16,690 at quarter-end, an increase of 30 FAs during the quarter and 490 from the second quarter of 2007, as GWM continued to be successful in retaining and recruiting high-quality experienced FAs. FA turnover, particularly among first and second quintile FAs, declined during the quarter and continues to outperform the industry average. Outside the Americas, Merrill Lynch’s continued focus and investment in the GWM franchise increased international FA headcount by 11% year over year.

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•

Net inflows of client assets into annuitized-revenue products were $8 billion for the second quarter. Total net new money was negative $5 billion, impacted largely by seasonal client income tax payments and the departure of a significant institutional retirement client as a result of a merger transaction.

•	Total client assets in GWM accounts remained at $1.6 trillion at the end of the 2008 second quarter.

GWM recorded pre-tax earnings of $1.5 billion for the first six months of 2008, down 17% from the year-ago period. Net revenues were $7.0 billion, an increase of 1%. The decrease in pre-tax earnings was driven by higher expenses that included an $80 million loss on a client receivable in the first quarter, continuing investment in growth initiatives and lower revenues from GIM, partially offset by an increase in net revenues from GPC.

Other Items:

Compensation Expenses

Compensation and benefits expenses were $3.5 billion for the second quarter of 2008, down 26% from $4.7 billion in the second quarter of 2007 due to a decline in compensation expense accruals reflecting lower net revenues and reductions in headcount. Compensation and benefits expenses were $7.7 billion for the first half of 2008, down 20% from $9.6 billion in the first half of 2007 due primarily to the same reasons as the quarterly decline.

Non-compensation Expenses

Total non-compensation expenses (excluding the restructuring charge) were $2.1 billion for the second quarter of 2008, up 8% from the year-ago quarter. Details of the significant changes in non-compensation expenses from the second quarter of 2007 are as follows:

•

Communication and technology costs were $566 million, up 17% due primarily to costs related to ongoing technology investments and system development initiatives, as well as higher market data information costs.

•

Occupancy and related depreciation costs were $328 million, up 20% due principally to higher office rental expenses associated with data center growth and increased office space, including the impact of First Republic.

•	Advertising and market development costs were $166 million, down 17% due primarily to lower travel and other related expenses.

Restructuring Charge

Related to its previously announced expense reduction initiative, the company recorded a pre-tax restructuring charge of $445 million during the 2008 second quarter, primarily related to severance costs and the accelerated amortization of previously granted stock awards. Pre-tax cost savings from this initiative are expected to be approximately $730 million for 2008 and $925 million on an annualized basis. Headcount was reduced by approximately 4,200 employees during the first half of 2008, largely in the U.S., within

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GMI and support areas. This reduction was greater than initial reduction estimates of 4,000.

Income Taxes

Income taxes from continuing operations for the second quarter were a net credit of $3.5 billion, reflecting tax benefits associated with the firm’s pre-tax losses. The second quarter effective tax rate was 42.9%, compared with 28.9% for the second quarter of 2007. The increase in the effective tax rate reflected changes in the firm’s geographic mix of earnings.

Capital and Liquidity Management

The firm’s liquidity position remained strong with the holding company’s excess liquidity pool at a record level of approximately $92 billion, up from $82 billion at the end of the first quarter of 2008 and well in excess of debt maturing in less than one year.

Merrill Lynch’s active management of equity capital during the 2008 second quarter included the issuance of $2.7 billion of new 8.625% Perpetual Non-Cumulative Preferred Stock, Series 8.

At the end of the second quarter of 2008, estimated book value per share was $21.43, down from $25.93 at the end of the first quarter. Adjusting for the company’s $6.6 billion mandatory convertible preferred offering on an “if-converted” basis, Merrill Lynch’s adjusted book value per share was $24.94 at the end of the second quarter of 2008. (1)

Staffing

Merrill Lynch’s full-time employees totaled 60,000 at the end of the second quarter of 2008, a net decrease of 3,100 during the quarter, primarily related to the headcount reductions described above under Restructuring Charge.

(1)	See Attachment IX for a reconciliation of non-GAAP measures.

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John Thain, chairman and chief executive officer, and Nelson Chai, executive vice president and chief financial officer, will host a conference call today at 5:00 p.m. ET to discuss the company’s 2008 second quarter and first half results. The conference call can be accessed via a live audio webcast available through the Investor Relations website at www.ir.ml.com or by dialing (888) 810-0245 (U.S. callers) or (706) 634-0180 (non-U.S. callers). On-demand replay of the webcast will be available from approximately 7:00 p.m. ET today at the same web address.

*         *         *         *

Merrill Lynch is one of the world's leading wealth management, capital markets and advisory companies with offices in 40 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management companies with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.

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*         *         *         *

Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations and intentions, announced but not completed transactions, strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off balance sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation, and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch’s Annual Report on Form 10-K for the fiscal year ended December 28, 2007 and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the SEC’s website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch’s financial performance and identifying trends.

*         *         *         *

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company or the underwriter participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.

*         *         *

Merrill Lynch & Co., Inc.	Attachment I

Preliminary Unaudited Earnings Summary
	For the Three Months Ended			Percent Inc /(Dec)
(in millions, except per share amounts)	Jun. 27, 2008	Mar. 28, 2008	Jun. 29 2007	2Q08 vs. 1Q08	2Q08 vs. 2Q07

Revenues
Principal transactions	$ (4,083)	$ (2,418)	$ 3,556	N/M %	N/M %
Commissions	1,811	1,889	1,787	(4)	1
Managed accounts and other fee-based revenues	1,399	1,455	1,349	(4)	4
Investment banking	1,158	917	1,528	26	(24)
Earnings from equity method investments	111	431	375	(74)	(70)
Other (1)	(1,875)	(1,449)	387	N/M	N/M

Subtotal	(1,479)	825	8,982	N/M	N/M

Interest and dividend revenues	7,535	11,861	14,447	(36)	(48)
Less interest expense	8,172	9,752	13,970	(16)	(42)

Net interest (loss)/profit	(637)	2,109	477	N/M	N/M

Revenues, net of interest expense	(2,116)	2,934	9,459	N/M	N/M

Non-interest expenses
Compensation and benefits	3,491	4,196	4,731	(17)	(26)
Communications and technology	566	555	482	2	17
Brokerage, clearing, and exchange fees	370	387	346	(4)	7
Occupancy and related depreciation	328	309	273	6	20
Professional fees	263	242	245	9	7
Advertising and market development	166	176	200	(6)	(17)
Office supplies and postage	55	57	56	(4)	(2)
Other	311	313	300	(1)	4
Restructuring charge	445	-	-	N/M	N/M

Total non-interest expenses	5,995	6,235	6,633	(4)	(10)

Pre-tax (loss)/earnings from continuing operations	(8,111)	(3,301)	2,826	N/M	N/M

Income tax (benefit)/expense	(3,477)	(1,332)	816	N/M	N/M

Net (loss)/earnings from continuing operations	(4,634)	(1,969)	2,010	N/M	N/M

Discontinued operations:
Pre-tax (loss)/earnings from discontinued operations	(32)	(25)	197	N/M	N/M
Income tax (benefit)/expense	(12)	(32)	68	N/M	N/M

Net (loss)/earnings from discontinued operations	(20)	7	129	N/M	N/M

Net (loss)/earnings	$(4,654)	$(1,962)	$2,139	N/M	N/M

Preferred stock dividends	$237	$174	$72	36	229

Net (loss)/earnings applicable to common stockholders	$(4,891)	$(2,136)	$2,067	N/M	N/M

Basic (loss)/earnings per common share from continuing operations	(4.95)	(2.20)	2.32	N/M	N/M
Basic (loss)/earnings per common share from discontinued operations	(0.02)	0.01	0.16	N/M	N/M

Basic (loss)/earnings per common share	$(4.97)	$(2.19)	$2.48	N/M	N/M

Diluted (loss)/earnings per common share from continuing operations	(4.95)	(2.20)	2.10	N/M	N/M
Diluted (loss)/earnings per common share from discontinued operations	(0.02)	0.01	0.14	N/M	N/M

Diluted (loss)/earnings per common share	$(4.97)	$(2.19)	$2.24	N/M	N/M

Average shares used in computing earnings per common share
Basic	984.1	974.1	833.8	1	18
Diluted	984.1	974.1	923.3	1	7

Annualized return on average common equity from continuing operations	N/M	N/M	21.0%
Annualized return on average common equity	N/M	N/M	22.4%

N/M = Not Meaningful

Note: Certain prior period amounts have been reclassified to conform to the current period presentation.

(1) Includes gains and losses on investment securities, private equity investments, loans and other miscellaneous items.

Merrill Lynch & Co., Inc.	Attachment II

Preliminary Unaudited Earnings Summary

	For the Six Months Ended
	Jun. 27,	Jun. 29	Percent
(in millions, except per share amounts)	2008	2007	Inc /(Dec)

Revenues
Principal transactions	$(6,501)	$6,290	N/M %
Commissions	3,700	3,500	6
Managed accounts and other fee-based revenues	2,854	2,633	8
Investment banking	2,075	3,038	(32)
Earnings from equity method investments	542	684	(21)
Other (1)	(3,324)	1,228	N/M

Subtotal	(654)	17,373	N/M
Interest and dividend revenues	19,396	27,168	(29)
Less interest expense	17,924	25,479	(30)

Net interest profit	1,472	1,689	(13)

Revenues, net of interest expense	818	19,062	(96)

Non-interest expenses
Compensation and benefits	7,687	9,585	(20)
Communications and technology	1,121	961	17
Brokerage, clearing, and exchange fees	757	656	15
Occupancy and related depreciation	637	538	18
Professional fees	505	471	7
Advertising and market development	342	355	(4)
Office supplies and postage	112	115	(3)
Other	624	654	(5)
Restructuring charge	445	-	N/M

Total non-interest expenses	12,230	13,335	(8)

Pre-tax (loss)/earnings from continuing operations	(11,412)	5,727	N/M

Income tax (benefit)/expense	(4,809)	1,687	N/M

Net (loss)/earnings from continuing operations	(6,603)	4,040	N/M

Discontinued operations:
Pre-tax (loss)/earnings from discontinued operations	(57)	391	N/M
Income tax (benefit)/expense	(44)	134	N/M

Net (loss)/earnings from discontinued operations	(13)	257	N/M

Net (loss)/earnings	$(6,616)	$4,297	N/M

Preferred stock dividends	$411	$124	231

Net (loss)/earnings applicable to common stockholders	$(7,027)	$4,173	N/M

Basic (loss)/earnings per common share from continuing operations	(7.17)	4.67	N/M
Basic (loss)/earnings per common share from discontinued operations	(0.01)	0.31	N/M

Basic (loss)/earnings per common share	$(7.18)	$4.98	N/M

Diluted (loss)/earnings per common share from continuing operations	(7.17)	4.22	N/M
Diluted (loss)/earnings per common share from discontinued operations	(0.01)	0.28	N/M

Diluted (loss)/earnings per common share	$(7.18)	$4.50	N/M

Average shares used in computing earnings per common share
Basic	978.5	837.6	17
Diluted	978.5	926.8	6

Annualized return on average common equity from continuing operations	N/M	21.4%
Annualized return on average common equity	N/M	22.8%

N/M = Not Meaningful

Note: Certain prior period amounts have been reclassified to conform to the current period presentation.

(1) Includes gains and losses on investment securities, private equity investments, loans and other miscellaneous items.

Merrill Lynch & Co., Inc.	Attachment III

Preliminary Segment Data (unaudited)

	For the Three Months Ended			Percent Inc /(Dec)		For the Six Months Ended
(dollars in millions)	Jun. 27, 2008	Mar. 28, 2008	Jun. 29, 2007	2Q08 vs. 1Q08	2Q08 vs. 2Q07	Jun. 27, 2008	Jun. 29, 2007	Percent Inc / (Dec)

Global Markets & Investment Banking
Global Markets
FICC	$(8,068)	$(3,378)	$2,421	N/M %	N/M %	$(11,446)	$5,046	N/M %
Equity Markets	1,727	1,883	2,148	(8)	(20)	3,610	4,534	(20)

Total Global Markets net revenues	(6,341)	(1,495)	4,569	N/M	N/M	(7,836)	9,580	N/M
Investment Banking (1)
Origination:
Debt	367	231	471	59	(22)	598	1,057	(43)
Equity	338	199	547	70	(38)	537	910	(41)
Strategic Advisory Services	317	375	397	(15)	(20)	692	796	(13)

Total Investment Banking net revenues	1,022	805	1,415	27	(28)	1,827	2,763	(34)

Total net revenues	(5,319)	(690)	5,984	N/M	N/M	(6,009)	12,343	N/M

Non-interest expenses before restructuring charge	2,929	3,357	4,047	(13)	(28)	6,286	8,199	(23)

Restructuring charge	311	-	-	N/M	N/M	311	-	N/M

Pre-tax (loss) / earnings from continuing operations	(8,559)	(4,047)	1,937	N/M	N/M	(12,606)	4,144	N/M

Pre-tax (loss) / earnings from continuing operations, before restructuring charge	(8,248)	(4,047)	1,937	N/M	N/M	(12,295)	4,144	N/M

Pre-tax profit margin	N/M	N/M	32.4%			N/M	33.6%

Pre-tax profit margin, before restructuring charge	N/M	N/M	32.4%			N/M	33.6%
Global Wealth Management
Global Private Client
Fee-based revenues	$1,591	$1,625	$1,544	(2)	3	$3,216	$3,017	7
Transactional and origination revenues	897	926	1,015	(3)	(12)	1,823	1,926	(5)
Net interest profit and related hedges(2)	604	638	577	(5)	5	1,242	1,169	6
Other revenues	74	111	113	(33)	(35)	185	210	(12)

Total Global Private Client net revenues	3,166	3,300	3,249	(4)	(3)	6,466	6,322	2

Global Investment Management net revenues	193	299	305	(35)	(37)	492	566	(13)

Total net revenues	3,359	3,599	3,554	(7)	(5)	6,958	6,888	1

Non-interest expenses before restructuring charge	2,621	2,879	2,575	(9)	2	5,500	5,125	7

Restructuring charge	134	-	-	N/M	N/M	134	-	N/M

Pre-tax (loss) / earnings from continuing operations	604	720	979	(16)	(38)	1,324	1,763	(25)

Pre-tax (loss) / earnings from continuing operations, before restructuring charge	738	720	979	3	(25)	1,458	1,763	(17)

Pre-tax profit margin	18.0%	20.0%	27.5%			19.0%	25.6%

Pre-tax profit margin, before restructuring charge	22.0%	20.0%	27.5%			21.0%	25.6%

Corporate

Total net revenues	$(156)	$25	$(79)	N/M	N/M	$(131)	$(169)	22

Non-interest expenses before restructuring charge	-	(1)	$11	N/M	N/M	(1)	$11	N/M

Restructuring charge	-	-	-	N/M	N/M	-	-	N/M

Pre-tax (loss) / earnings from continuing operations	(156)	26	(90)	N/M	73	(130)	(180)	28

Total

Total net revenues	$(2,116)	$2,934	$9,459	N/M	N/M	$818	$19,062	(96)

Non-interest expenses before restructuring charge	5,550	6,235	6,633	(11)	(16)	11,785	13,335	(12)

Restructuring charge	445	-	-	N/M	N/M	445	-	N/M

Pre-tax (loss) / earnings from continuing operations	(8,111)	(3,301)	2,826	N/M	N/M	(11,412)	5,727	N/M

Pre-tax profit margin	N/M	N/M	29.9%			N/M	30.0%

Note: Certain prior period amounts have been reclassified to conform to the current period presentation.

(1)	A portion of Origination revenue is recorded in Global Wealth Management.
(2)	Includes interest component of non-qualifying derivatives which are included in Other Revenues in Attachment I and II.

Merrill Lynch & Co., Inc.	Attachment IV

Consolidated Quarterly Earnings (unaudited)	(in millions, except per share amounts)

	2Q07	3Q07	4Q07	1Q08	2Q08
Revenues
Principal transactions	$3,556	$(5,761)	$(12,596)	$(2,418)	$(4,083)
Commissions
Listed and over-the-counter securities	1,195	1,279	1,294	1,319	1,221
Mutual funds	541	522	570	532	539
Other	51	59	60	38	51

Total	1,787	1,860	1,924	1,889	1,811
Managed accounts and other fee-based revenues
Portfolio service fees	860	904	902	892	852
Asset management fees	152	150	179	206	198
Account fees	115	117	120	117	116
Other fees	222	221	239	240	233

Total	1,349	1,392	1,440	1,455	1,399
Investment banking
Underwriting	1,130	895	717	543	841
Strategic advisory	398	382	550	374	317

Total	1,528	1,277	1,267	917	1,158
Earnings from equity method investments	375	412	531	431	111
Other (1)	387	(1,114)	(2,304)	(1,449)	(1,875)

Subtotal	8,982	(1,934)	(9,738)	825	(1,479)
Interest and dividend revenues	14,447	15,636	14,170	11,861	7,535
Less interest expense	13,970	13,322	12,624	9,752	8,172

Net interest profit	477	2,314	1,546	2,109	(637)

Revenues, net of interest expense	9,459	380	(8,192)	2,934	(2,116)

Non-Interest Expenses
Compensation and benefits	4,731	1,979	4,339	4,196	3,491
Communications and technology	482	499	597	555	566
Brokerage, clearing, and exchange fees	346	364	395	387	370
Occupancy and related depreciation	273	295	306	309	328
Professional fees	245	245	311	242	263
Advertising and market development	200	181	249	176	166
Office supplies and postage	56	54	64	57	55
Other	300	401	467	313	311
Restructuring charge	-	-	-	-	445

Total Non-Interest Expenses	6,633	4,018	6,728	6,235	5,995

Pre-tax earnings/(loss) from continuing operations	2,826	(3,638)	(14,920)	(3,301)	(8,111)
Income tax expense/(benefit)	816	(1,258)	(4,623)	(1,332)	(3,477)

Net earnings/(loss) from continuing operations	2,010	(2,380)	(10,297)	(1,969)	(4,634)

Discontinued operations:
Pre-tax earnings/(loss) from discontinued operations	197	211	795	(25)	(32)
Income tax expense/(benefit)	68	72	331	(32)	(12)

Net (loss)/earnings from discontinued operations	129	139	464	7	(20)

Net earnings/(loss)	$2,139	$(2,241)	$(9,833)	$(1,962)	$(4,654)

Per Common Share Data
	2Q07	3Q07	4Q07	1Q08	2Q08
Earnings/(loss) from continuing operations - Basic	$2.32	$(2.99)	$(12.57)	$(2.20)	$(4.95)
Earnings/(loss) from continuing operations - Diluted	2.10	(2.99)	(12.57)	(2.20)	(4.95)
Dividends paid	0.35	0.35	0.35	0.35	0.35
Book value	43.55	39.60	29.34	25.93	21.43 est.

Note: Certain prior period amounts have been reclassified to conform to the current period presentation.

(1)	Includes gains and losses on investment securities, private equity investments, loans and other miscellaneous items.

Merrill Lynch & Co., Inc.	Attachment V
Supplemental Data (unaudited)	(dollars in billions)

	2Q07	3Q07	4Q07	1Q08	2Q08
Client Assets
U.S.	$1,550	$1,601	$1,586	$1,479	$1,447
Non - U.S.	153	161	165	158	158

Total Client Assets	1,703	1,762	1,751	1,637	1,605

Assets in Annuitized-Revenue Products	662	691	655	607	630

Net New Money
All Client Accounts (1)	$9	$26	$30	$4	$(5)

Annuitized-Revenue Products (1) (2)	12	10	-	9	8

Balance Sheet Information: (3)
Short-term Borrowings	$20.1	$27.1	$24.9	$21.6	$19.1
Deposits	82.8	95.0	104.0	104.8	100.5
Long-term Borrowings	226.0	264.9	261.0	259.5	270.4
Junior Subordinated Notes (related to trust preferred securities)	4.4	5.2	5.2	5.2	5.2

Stockholders’ Equity: (3)
Preferred Stockholders’ Equity	4.6	4.8	4.4	11.0	13.7
Common Stockholders’ Equity	37.6	33.8	27.5	25.5	21.1

Total Stockholders’ Equity	42.2	38.6	31.9	36.5	34.8

Full-Time Employees (4)	61,900	64,200	64,200	63,100	60,000

Financial Advisors	16,200	16,610	16,740	16,660	16,690

Common shares outstanding (in millions):
Weighted-average - basic	833.8	821.6	825.0	974.1	984.1
Weighted-average - diluted	923.3	821.6	825.0	974.1	984.1
Period-end	862.6	855.4	939.1	985.1	985.4

Note: Certain prior period amounts have been reclassified to conform to the current period presentation.

(1)	Net new money excludes flows associated with the Institutional Advisory Division which serves certain small- and middle-market companies, as well as net inflows at BlackRock from distribution channels other than Merrill Lynch.

(2)	Includes both net new client assets into annuitized-revenue products, as well as existing client assets transferred into annuitized-revenue products.

(3)	Balance Sheet Information and Stockholders’ Equity are estimated for 2Q08.

(4)	Excludes 300 full-time employees on salary continuation severance at the end of 2Q07, 400 at the end of 3Q07, 700 at the end of 4Q07, 900 at the end of 1Q08 and 2,800 at the end of 2Q08.

Merrill Lynch & Co., Inc.	Attachment VI

(Unaudited)	(dollars in millions)

	Net exposures as of Mar. 28, 2008	Net gains/(losses) reported in income (1)	Other net changes in net exposures (2)	Net exposures as of Jun. 27, 2008	Percent Inc/(Dec)
U.S. ABS CDO net exposures and losses:
U.S. super senior ABS CDO net exposures and losses:
High-grade	$4,121	$(2,933)	$1,266	$2,454
Mezzanine	2,249	(515)	(89)	1,645
CDO-squared	187	(11)	(43)	133

Total super senior ABS CDO net exposures and losses	6,557	(3,459)	1,134	4,232
Secondary trading	114	(33)	146	227

Total (3)(4)	$6,671	$(3,492)	$1,280	$4,459	(33)%

(1)	Amounts exclude credit valuation adjustments of negative $1.4 billion for the 2008 second quarter ($6.2 billion life-to-date) related to financial guarantor exposures on U.S. super senior ABS CDOs. See table below regarding financial guarantor exposures.
(2)	Primarily consists of hedge ineffectiveness, transactions executed, and amortization during the period.
(3)	Hedges are affected by a variety of factors that impact the degree of their effectiveness. These factors may include differences in attachment point, timing of cash flows, control rights, litigation, the creditworthiness of the counterparty, limited recourse to counterparties and other basis risks.
(4)	For total U.S. super senior ABS CDOs, long exposures (including associated net gains and losses reported in income and other net changes in net exposures) were $19.9 billion and $26.3 billion at June 27, 2008 and March 28, 2008, respectively. Short exposures (including associated net gains and losses reported in income and other net changes in net exposures) were $15.6 billion and $19.8 billion at June 27, 2008 and March 28, 2008, respectively. Short exposures primarily consist of purchases of credit default swap protection from various third parties, including monoline financial guarantors, insurers and other market participants.

	Financial Guarantors Exposure on U.S. Super Senior ABS CDOs as of June 27, 2008
	Notional of CDS (1)	Notional of CDS, net of gains prior to credit valuation adjustments (2)	Mark-to-market gains prior to credit valuation adjustments (3)	Credit valuation adjustments (4)	Mark-to-market value of CDS
Credit default swaps (CDS) with financial guarantors:
By counterparty credit quality:(5)
AAA	$-	$-	$-	$-	$-
AA	(6,726)	(4,667)	2,059	(721)	1,338
A	(1,598)	(334)	1,264	(758)	506
BBB	(3,741)	(1,170)	2,571	(1,542)	1,029
Non-investment grade or unrated	(6,632)	(3,428)	3,204	(3,204)	-

Total	$(18,697)	$(9,599)	$9,098	$(6,225)	$2,873

(1)	The gross notional amount of CDS purchased as protection for U.S. super senior ABS CDOs was $18.7 billion and $18.8 billion at June 27, 2008, and and March 28, 2008, respectively. This decline was due to amortization of the underlying reference entities on the CDS. Amounts do not include exposure with financial guarantors for other asset classes.
(2)	The notional of the total CDS, net of gains prior to credit valuation adjustments, was $9.6 billion and $10.9 billion at June 27, 2008 and March 28, 2008, respectively.
(3)	Represents life-to-date mark-to-market gains prior to credit valuation adjustments. Balance was $9.1 billion and $7.8 billion as of June 27, 2008 and March 28, 2008, respectively.
(4)	Represents life-to-date credit valuation adjustments. Balance was $6.2 billion and $4.8 billion as of June 27, 2008 and March 28, 2008, respectively.
(5)	Represents S&P credit rating bands as of June 27, 2008.

Merrill Lynch & Co., Inc.	Attachment VII

(Unaudited)	(dollars in millions	)

	Net exposures as of Mar. 28, 2008	Net gains/(losses) reported in income	Other net changes in net exposures (1)	Net exposures as of Jun. 27, 2008	Percent Inc/(Dec)
Residential Mortgage-Related (excluding U.S. Banks investment securities portfolio):
U.S. Prime (2)	$30,750	$67	$2,901	$33,718	10%

Other Residential:
U.S. Sub-prime	1,435	(544)	121	1,012	(29)%
U.S. Alt-A	3,172	(549)	(1,081)	1,542	(51)%
Non-U.S.	8,769	(229)	(1,092)	7,448	(15)%

Total Other Residential (3)	$13,376	$(1,322)	$(2,052)	$10,002	(25)%

(1)	Represents purchases, sales, hedges, paydowns, changes in loan commitments and related funding.
(2)	As of June 27, 2008, net exposures include approximately $29 billion of prime loans originated with GWM clients (of which $13 billion were originated by First Republic Bank).
(3)	Includes warehouse lending, whole loans, residuals and residential mortgage-backed securities.

	Net exposures as of Mar. 28, 2008	Net gains/(losses) reported in income (1)	Unrealized gains/(losses) included in OCI (pre-tax) (2)	Other net changes in net exposures (3)	Net exposures as of Jun. 27, 2008	Percent Inc/(Dec)
U.S. Banks Investment Securities Portfolio:
Sub-prime residential mortgage-backed securities	$3,327	$(91)	$(212)	$(123)	$2,901
Alt-A residential mortgage-backed securities	5,330	(1,378)	601	(215)	4,338
Commercial mortgage-backed securities	5,088	13	270	5	5,376
Prime residential mortgage-backed securities	3,580	(211)	82	(337)	3,114
Non-residential asset-backed securities	988	(7)	2	(152)	831
Non-residential CDOs	770	(1)	(20)	(4)	745
Agency residential asset-backed securities	532	2	—	(29)	505
Other	229	—	2	(5)	226

Total	$19,844	$(1,673)	$725	$(860)	$18,036	(9)%

(1)	Includes the impairment in the value of certain securities deemed to be other than temporary.
(2)	Represents the reclassification of approximately $1.7 billion in pre-tax losses out of other comprehensive (loss)/income ("OCI"), partially offset by an additional $979 million pre-tax loss recorded in OCI. The cumulative, pre-tax balance in OCI related to this portfolio was approximately negative $4.7 billion as of June 27, 2008.
(3)	Primarily represents principal paydowns and sales.

	Net exposures as of Mar. 28, 2008	Net gains/(losses) reported in income	Other net changes in net exposures (1)	Net exposures as of Jun. 27, 2008	Percent Inc/(Dec)
Commercial Real Estate:
Whole Loans/Conduits	$9,750	$30	$(1,908)	$7,872
Securities and Derivatives	960	(61)	(324)	575
Real Estate Investments (2)	7,288	(6)	(828)	6,454

Total Commercial Real Estate, excluding First Republic Bank	$17,998	$(37)	$(3,060)	$14,901	(17)%

First Republic Bank	$2,586	$22	$62	$2,670	3%

(1)	Primarily represents sales, repayments and the cancellation of unfunded commitments.
(2)	The Company makes equity and debt investments in entities whose underlying assets are real estate. The Company consolidates those entities in which we are the primary beneficiary in accordance with FIN No. 46-R, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51. The Company does not consider itself to have economic exposure to the total underlying assets in those entities. The amounts presented are the Company’s net investment and therefore exclude the amounts that have been consolidated but for which the Company does not consider itself to have economic exposure.

Merrill Lynch & Co., Inc.	Attachment VIII

Revenue Reconciliation (Non-GAAP Measures)

(dollars in millions)

The following table provides the calculation of Merrill Lynch's net revenues excluding certain adjustments. While these amounts are considered non-GAAP measures, management believes that it is relevant in assessing the quality of our financial performance, identifying trends in our results and providing more meaningful period-to-period comparisons.

	For the Three Months Ended			Percent Inc / (Dec)		For the Six Months Ended
	Jun. 27, 2008	Mar. 28, 2008	Jun. 29, 2007	2Q08 vs. 1Q08	2Q08 vs. 2Q07	Jun. 27, 2008	Jun. 29, 2007	Percent Inc/(Dec)
GMI:
FICC
GAAP revenues, net of interest expense	$(8,068)	$(3,378)	$2,421			$(11,446)	$5,046
Net losses / (gains) as follows:
U.S. ABS CDOs	3,492	1,472	36			4,964	101
Leveraged finance commitments write-downs	348	927	-			1,275	-
Residential mortgage-related exposures	1,255	782	241			2,037	619
U.S. Banks investment securities portfolio	1,673	421	(15)			2,094	(42)
Commercial real estate	15	(53)	(304)			(38)	(695)

Total net losses / (gains)	6,783	3,549	(42)			10,332	(17)

Credit valuation adjustments ("CVA") related to hedges with financial guarantors	2,888	3,031	-			5,919	-
Net effect due to change in Merrill Lynch credit spreads on certain long-term debt liabilities	(98)	(1,379)	(8)			(1,477)	15

Adjusted revenues, net of interest expense	1,505	1,823	2,371	(17)%	(37)%	3,328	5,044	(34)%

Equity Markets
GAAP revenues, net of interest expense	1,727	1,883	2,148			3,610	4,534
Net losses / (gains)	-	-	-			-	-
CVA related to hedges with financial guarantors	-	-	-			-	-
Effect of Merrill Lynch credit spreads	-	(695)	(20)			(695)	(34)

Adjusted revenues, net of interest expense	1,727	1,188	2,128	45%	(19)%	2,915	4,500	(35)%

Investment Banking
GAAP revenues, net of interest expense	1,022	805	1,415			1,827	2,763
Net losses / (gains)	-	-	-			-	-
CVA related to hedges with financial guarantors	-	-	-			-	-
Effect of Merrill Lynch credit spreads	-	-	-			-	-

Adjusted revenues, net of interest expense	1,022	805	1,415	27%	(28)%	1,827	2,763	(34)%

Total GMI
GAAP revenues, net of interest expense	(5,319)	(690)	5,984			(6,009)	12,343
Net losses / (gains)	6,783	3,549	(42)			10,332	(17)
CVA related to hedges with financial guarantors	2,888	3,031	-			5,919	-
Effect of Merrill Lynch credit spreads	(98)	(2,074)	(28)			(2,172)	(19)

Adjusted revenues, net of interest expense	4,254	3,816	5,914	11%	(28)%	8,070	12,307	(34)%

GWM
GAAP revenues, net of interest expense	3,359	3,599	3,554			6,958	6,888
Net losses / (gains)	-	-	-			-	-
CVA related to hedges with financial guarantors	-	-	-			-	-
Effect of Merrill Lynch credit spreads	7	(29)	-			(22)	-

Adjusted revenues, net of interest expense	3,366	3,570	3,554	(6)%	(5)%	6,936	6,888	1%

Corporate
GAAP revenues, net of interest expense	(156)	25	(79)			(131)	(169)
Net losses / (gains)	-	-	-			-	-
CVA related to hedges with financial guarantors	-	-	-			-	-
Effect of Merrill Lynch credit spreads	-	-	-			-	-

Adjusted revenues, net of interest expense	(156)	25	(79)	N/M	N/M	(131)	(169)	N/M

Total
GAAP revenues, net of interest expense	(2,116)	2,934	9,459			818	19,062
Net losses / (gains)	6,783	3,549	(42)			10,332	(17)
CVA related to hedges with financial guarantors	2,888	3,031	-			5,919	-
Effect of Merrill Lynch credit spreads	(91)	(2,103)	(28)			(2,194)	(19)

Adjusted revenues, net of interest expense	$7,464	$7,411	$9,389	1%	(21)%	$14,875	$19,026	(22)%

N/M = Not Meaningful

Merrill Lynch & Co., Inc.	Attachment IX

Book Value and Equity Capital Reconciliation (Non-GAAP Measures)

(dollars in billions except per share amounts, shares in millions)

Book Value Per Common Share (estimate)

During the first quarter of 2008, Merrill Lynch issued 66,000 shares of 9% mandatory convertible preferred stock for an aggregate purchase price of $6.6 billion to the Korea Investment Corporation, Kuwait Investment Authority and Mizuho Corporate Bank. The following table provides the calculation of Merrill Lynch's equity book value per share to investors adjusted for this offering on an "if-converted" basis. While this adjusted amount is considered a non-GAAP measure, management believes it is a useful presentation of the capital position of the firm, as the mandatory convertible preferred securities must convert to common shares by October 15, 2010.

	As of Jun. 27, 2008	Adjustment for Convertible Preferred on an "if-converted" Basis at $52.40 (1) Per Share	Adjusted on an "if-converted" Basis
Common Stockholders' Equity	$21.1	$6.6	$27.7
Preferred Stock	13.7	(6.6)	7.1

Total Stockholders' Equity	$34.8	$-	$34.8

Common Shares Outstanding	985.4	126.0	1,111.3

Book Value Per Common Share	$21.43		N/A

Adjusted Book Value Per Common Share (2)	N/A		$24.94

Equity Capital (estimate)

The following table provides the calculation of Merrill Lynch's total equity capital, which includes total stockholders' equity and trust preferred securities. Merrill Lynch defines equity capital more broadly than stockholders' equity under U.S. GAAP, as the firm includes other capital instruments with equity-like characteristics such as trust preferred securities that have long-dated maturities or are perpetual.

As of Jun. 27, 2008
Total Stockholders' Equity	$34.8
Add Trust Preferred Securities	4.7

Total Equity Capital	$39.5

(1)	$52.40 is the "Reference Stock Price" or minimum conversion price at maturity. The maximum conversion price at maturity is $61.30. See the press release dated January 15th, 2008 and term sheet on the investor relations website at www.ir.ml.com for further information about the terms of these securities.
(2)	Adjusted book value per common share is calculated by dividing: (A) common stockholders' equity after giving effect for conversion of convertible preferred on an "if-converted" basis at $52.40 per share by (B) common shares outstanding adjusted for such conversion.